Exhibit 12.2

Alpha Natural Resources, Inc. and Subsidiaries
Computation of Other Ratios
As of December 31, 2013
(Amounts in thousands except ratios)

Total Senior Secured Debt less Unrestricted Cash to Adjusted EBITDA Ratio: The total senior secured debt to Adjusted EBITDA ratio is defined as consolidated senior secured debt less unrestricted cash divided by Adjusted EBITDA. The deduction for unrestricted cash is limited to $700 million.

Total senior secured debt less unrestricted cash	$(79,688)

Adjusted EBITDA (1)	$367,104

Total senior secured debt less unrestricted cash to Adjusted EBITDA ratio	(0.22)

(1) Adjusted EBITDA is defined and calculated in “Management's Discussion and Analysis of Financial Condition and Results of Operations-Analysis of Material Debt Covenants” contained elsewhere in this Annual Report on Form 10-K.

Coal sales realization per ton: Coal sales realization per ton is defined as coal revenues divided by tons sold.

	Years Ended December 31,
	2013	2012
	(in thousands, except per ton data)
Revenues:
Coal revenues:
Eastern steam	$1,782,781	$2,755,474
Western steam	481,747	604,880
Metallurgical	1,993,453	2,655,342
Total	$4,257,981	$6,015,696

Tons sold :
Eastern steam	28,613	41,797
Western steam	38,164	46,732
Metallurgical	20,135	20,267
Total	86,912	108,796

Coal sales realization per ton:
Eastern steam	$62.31	$65.92
Western steam	$12.62	$12.94
Metallurgical	$99.01	$131.02
Average	$48.99	$55.29